FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* PAVLOVICH STEPHEN J.	2. Date of Event Requiring Statement (Month/Day/Year) 09/12/02	4. Issuer Name and Ticker or Trading Symbol HEWLETT-PACKARD COMPANY ("HPQ")
(Last) (First) (Middle) 3000 HANOVER STREET	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [_] 10% Owner [X] Officer (give Below) [_] Other (specify title below) VICE PRESIDENT, INVESTOR RELATIONS	6. If Amendment, Date of Original (Month/Year) 09/20/02
(Street) PALO ALTO CALIFORNIA 94304			7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2.Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON STOCK	788.9784	D
COMMON STOCK	2,873.5510	I	401(k) Plan
COMMON STOCK	2,680	I	By: Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC1473 (7-02)

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.4)	2.Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amont or Number of Shares
STOCK OPTION(1)	11/17/95	11/16/04	COMMON STOCK	4,606	$ 9.8550	D
STOCK OPTION(2)	11/17/96	11/16/04	COMMON STOCK	2,558	$17.5700	D
STOCK OPTIONK(3)	11/21/97	11/20/06	COMMON STOCK	3,454	$20.5100	D
STOCK OPTION(4)	11/20/98	11/19/07	COMMON STOCK	4,094	$24.1250	D
STOCK OPTION(5)	02/12/00	02/11/09	COMMON STOCK	7,678	$29.6300	D
STOCK OPTION(6)	02/15/01	02/14/10	COMMON STOCK	8,958	$48.4950	D
STOCK OPTION(7)	06/05/05	06/04/10	COMMON STOCK	200	$59.5800	D
STOCK OPTION(8)	06/19/01	06/18/10	COMMON STOCK	20,000	$58.3650	D
STOCK OPTION(9)	02/26/02	02/25/11	COMMON STOCK	12,600	$30.0900	D
STOCK OPTION(10)	01/31/03	1/30/12	COMMON STOCK	12,600	$21.7500	D

Explanation of Responses:
(1)     Right to buy Hewlett-Packard Company common stock granted under the 1990 Stock Option Plan complying with Rule 16b-3. This option became fully vested on 11/17/98.
(2)     Right to buy Hewlett-Packard Company common stock granted under the 1990 Stock Option Plan complying with Rule 16b-3. This option became fully vested on 11/17/99.
(3)     Right to buy Hewlett-Packard Company common stock granted under the 1995 Stock Option Plan complying with Rule 16b-3. This option became fully vested on 11/21/00.
(4)     Right to buy Hewlett-Packard Company common stock granted under the 1995 Stock Option Plan complying with Rule 16b-3. This option became exercisable in 25% increments annually on 11/20/98.
(5)     Right to buy Hewlett-Packard Company common stock granted under the 1995 Stock Option Plan complying with Rule 16b-3. This option became exercisable in 25% increments annually on 2/12/00.
(6)     Right to buy Hewlett-Packard Company common stock granted under the 1995 Stock Option Plan complying with Rule 16b-3. This option became exercisable in 25% increments annually on 2/15/01.
(7)     Right to buy Hewlett-Packard Company common stock granted under the 2000 Stock Option Plan complying with Rule 16b-3. This option will become fully exercisable after the fifth year.
(8)     Right to buy Hewlett-Packard Company common stock granted under the 2000 Stock Option Plan complying with Rule 16b-3. This option became exercisable in 25% increments annually on 6/19/01.
(9)     Right to buy Hewlett-Packard Company common stock granted under the 2000 Stock Option Plan complying with Rule 16b-3. This option became exercisable in 25% increments annually on 2/26/02.
(10)   Right to buy Hewlett-Packard Company common stock granted under the 2000 Stock Option Plan complying with Rule 16b-3. This option will become exercisable in 25% increments annually beginning on 1/31/03.

	/s/ STEPHEN J. PAVLOVICH Stephen J. Pavlovich	February 24, 2003 Date
** Note:

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.

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